Exhibit 99.37

LINEAR GOLD CORP	LINEAR METALS CORPORATION

News Release

Linear Metals to Begin Trading on

TSX Venture Exchange

July 13, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) and Linear Metals Corporation (LRM.TSX.V) are pleased to announce that the distribution of Linear Metals to shareholders of Linear Gold has been completed and Linear Metals application to the TSX Venture Exchange has been accepted.  The shares of Linear Metals will begin trading on the TSX Venture Exchange on July 14, 2006, under the symbol LRM.

On June 30, 2006, Linear Gold distributed 17,162,224 shares of Linear Metals and 2,145,278 Warrants of Linear Metals to its shareholders of record on June 26, 2006, as a dividend-in-kind.  Details of the distribution were provided in Linear Metals’ Prospectus dated June 13, 2006.  Each warrant entitles the holder to acquire an additional share of Linear Metals for $0.12 per share at any time prior to July 31.   Linear Metals has arranged a standby subscription commitment with managers of Linear Metals, to subscribe for any unexercised warrants, thereby providing that 2,145,278 shares will be issued pursuant to the exercise of warrants and the standby subscription commitment.

On July 6, 2006, Linear Metals issued 5,000,000 shares at $0.15 per share for total proceeds of $750,000 pursuant to a Private Placement with a group comprised of management of Linear Metals.  The Private Placement was completed to allow the Company to satisfy the working capital requirements of the TSX-Venture Exchange.

Following the issuance of shares pursuant to the exercise of warrants and the standby subscription agreement, Linear Metals will have a total of 24,307,502 shares issued and outstanding.

Prior to the distribution by Linear Gold, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  Information on each of these properties is available on the Linear Metals website www.linearmetals.com.

Linear Metals Strategy

Linear Metals plans to explore and advance its initial portfolio of properties while aggressively pursuing non-gold assets with an initial focus on Mexico.  Linear Metals will pursue acquisitions that are not in competition with Linear Gold.

For further information please contact Brian MacEachen, Chief Financial Officer or Terry Christopher, Manager of Investor Relations at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.linearmetals.com